

August 13, 2010

Leonard E. Moodispaw
Chief Executive Officer
The KEYW Holding Corporation
1334 Ashton Road, Suite A
Hanover, MD 21076

> Re: **The KEYW Holding Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 27, 2010**
>   **File No. 333-167608**

Dear Mr. Moodispaw:

We have reviewed your registration statement and response letter dated July 26, 2010 and have the following comments.

Risk Factors

"Our credit facility contains financial and operating covenants . . . ," page 23

1.   Please explain why you believe disclosing the financial ratios you must meet to maintain compliance with your debt covenants for your credit facility is not material to investors. Additionally, please address whether or not the two scenarios in Section IV.C of our Release 33-8350 are applicable to you. In your response, please provide the financial ratios as calculated at the latest balance sheet date in comparison to the limits required by the covenants. Also, please confirm if you intended to refer to Exhibit 10.21 in your response to prior comment 10, as Exhibit 10.20 is your Form of Amended and Restated Warrant agreement.

Use of Proceeds, page 32

2.   We refer to prior comment 11 and reissue that comment, in part. Please disclose in this section the interest rate of the subordinated unsecured notes issued to six of your stockholders to finance the acquisition of IIT.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures of Our Business, page 44

3.   We note that you added a pro forma statement of operations for the three months ended
        March 31, 2010 in response to prior comment 14. Per footnote 3 to this table, you <u>exclude</u>
        the TAG acquisition shares subject to the earn-out provision from the pro forma adjustment
        to EPS. However, you <u>include</u> these shares in the fiscal 2009 pro forma adjustment to EPS
        (see footnote 3 on page 40). Please revise your pro forma adjustment for these shares to be
        consistent in the three months ended March 31, 2010 and in the twelve months ended
        December 31, 2010. In your response, please provide us with your analysis and any
        guidance considered in determining whether the shares should be included or excluded from
        the pro forma EPS calculation.

4.   Additionally, please tell us why you presented the pro forma statement of operations for the
        three months ended March 31, 2010 in MD&A. We believe it would be more appropriate to
        present this information in the Unaudited Pro Forma Financial Information section along
        with the fiscal 2009 pro forma financial statements.

Critical Accounting Estimates and Assumptions

Stock Valuation, page 51

5.   We note that you quantified the assumptions you used in valuing stock options in response
        to prior comment 21. However, for the volatility assumption, it appears that you
        erroneously disclosed share price information rather than the volatility assumptions (or
        perhaps used a $ symbol instead of a % symbol). Please revise this disclosure accordingly.

6.   Additionally, ASC 718-10-50-2-f requires these disclosures to be provided for each year
        (period) in which an income statement is presented. Please revise your disclosures
        accordingly and consider disclosing the assumptions in a tabular format by year/period.

7.   We reissue part of prior comment 18 to request that you disclose the December 2009
        valuation analysis was a contemporaneous valuation. Supplementally, please tell us why
        you obtained the valuation report in December.

8.   Additionally, please explain and disclose how you determined the increase in the underlying
        value of your stock price from $5.50 to $9.25 upon the completion of your TAG acquisition
        was appropriate. In this regard, it does not appear that there were any arm's-length cash
        transactions with unrelated parties for issuances of your equity securities during the fiscal
        2010 to support this increase. Paragraph 12 of Chapter 2 of the AICPA guide for the
        Valuation of Privately-Held-Company Equity Securities Issued as Compensation
        recommends that where there are not cash transactions to support the fair value of an equity
        security, it is recommended to prepare a valuation analysis using the assistance of an

unrelated valuation specialist. It would not appear that the acquiree accepting your shares at this price would provide evidence of fair value, as you received their business in exchange for your shares rather than cash.

Executive Compensation

Compensation Discussion and Analysis

Employment Agreements, page 96

9.   We refer to prior comment 30. Please revise your filing to disclose that, as noted by you in your response, the payment and benefit levels were not based on any competitive analysis, but represented what you believed to be reasonable protections and that severance and change-in-control protections provided for the employment agreements were not considered when making decisions on the compensation elements. Refer to Item 402(j)(3) of Regulation S-K.

Consolidated Financial Statements, page F-1

The KEYW Holding Corporation and Subsidiaries, page F-4

Consolidated Statements of Operations, page F-5

10.   We note from your response to prior comment 36 that you classify amortization of intangible assets in one line item within operating expenses because it allows investors to better interpret your financial results. If you believe that the nature of amortization expense for acquired contracts is more akin to cost of revenue, then we believe that you could classify this expense as its own line item within cost of revenue. Alternatively, we refer you to SAB Topic 11.B by analogy, which would allow you to keep your current presentation but would require you to change your income statement caption for cost of revenue to indicate that it is "exclusive of amortization expense shown separately below". In your response, please provide us with your analysis as to whether you believe amortization expense for acquired contracts should be classified in cost of revenue or operating expenses.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

11.   Your response to prior comment prior comment 39 did not address all of the criteria in ASC 605-45-45 in determining that gross reporting was appropriate for your TAG and non-TAG subcontracts. Please provide us with your analysis of the following criteria:
- If you have latitude in establishing price for the non-TAG subcontracts (paragraph 8);
- Your involvement in the determination of service specifications in TAG and non-TAG subcontracts (paragraph 11), and;

- If you have credit risk in TAG and non-TAG subcontracts (paragraphs 13 and 17). In relation to this point, please specify if you retain the entire portion of the contractor and/or subcontractor fees charged or if you retain only a percentage of it/fixed fee.

If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (410) 659-2701
        A. Lynne Puckett, Esq.
        Hogan Lovells US LLP